Exhibit 99.1

CONSENT OF PNC FIG ADVISORY, INC.

We hereby consent to the inclusion of our opinion letter to the Board of Directors of DNB Financial Corporation (“DNB”) as Annex B to the proxy statement/prospectus included in Amendment No. 1 to the Registration Statement on Form S-4 filed by S&T Bancorp, Inc. (“S&T”) with the Securities and Exchange Commission relating to the proposed merger of DNB with and into S&T, pursuant to the Agreement and Plan of Merger dated as of June 5, 2019, by and between S&T and DNB, and to the references to such opinion letter contained in the proxy statement/prospectus. In giving such consent, we do not admit that we come within the category of persons whose consent is required under, nor do we admit that we are “experts” for purposes of, the Securities Act of 1933, as amended, or the rules and regulations promulgated thereunder.

/s/ PNC FIG Advisory, Inc.
PNC FIG Advisory, Inc.

Allentown, Pennsylvania

August 20, 2019